

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

November 4, 2015

Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re: Edgewater Technology, Inc.**
> **Preliminary Consent Statement on Schedule 14A**
> **Filed October 26, 2015 by Lone Star Value Investors, LP et al.**
> **File No. 000-20971**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please include information as of the most reasonable practicable date and fill in all blanks.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the soliciting materials or provided to the staff on a supplemental basis. Please provide us with support for the following:

> Stockholder Letter:
> o "…Board lacks the proper commitment to stockholder interests and value to open-mindedly explore all options to maximize value."

Page 7:
- "It is apparent to us that the long-standing members of the Board lack the independence and incentives necessary to properly consider all alternatives and to successfully negotiate a value-maximizing outcome for all stockholders."

Page 10:
- "The India-based model allows for faster completion times and better client service, representing a better value proposition for clients."

Page 11:
- "[T]he India-based IT services companies experienced stock price appreciation of over 650% vs. only 54% for Edgewater, a whopping performance gap of approximately 600%."
- "In addition to superior revenue growth and profit margins, India-based IT services stocks trade at much higher multiples than US-based ones and have had far superior stock price performance."

Page 12:
- "We fear that the Edgewater Board and management team are far more concerned with operating the Company as a personal compensation vehicle rather than driving stockholder value."
- "The Edgewater Board ultimately disregarded the stockholder's requests to change the Board and improve corporate governance…."

3. The consent statement does not appear to include certain information required by Item 7 of Schedule 14A. Please advise us whether the participants intend to rely upon Rule 14a-5(c) to omit information required by Schedule 14A from this consent statement. If so, please revise to include a clear reference to the particular document containing such omitted information. If you revise to refer shareholders to information that may be included in a consent revocation statement to be filed by the company, please advise us how you intend to comply with Rule 14a-5(c) in the event the company has not filed a consent revocation statement, if any, by the time the participants disseminate their consent solicitation statement.

Reasons for the Solicitation of Consents, page 10

4. Please discuss how a merger with Ameri Holdings, Inc., a private company, offers "meaningful strategic benefits, synergies and significant value to the Company's stockholders."

We believe Edgewater's US-Only Business Model is Outdated, page 10

5.   Please revise the footnotes to the tables on page 11 to provide the names of the peer group companies and discuss the methodology used to select the India-based peer group.

6.   We refer to your statement that "Edgewater has an outdated business model and … the Company's revenue growth, operating margins, and stock price performance will continue to trail the industry leaders, especially the India-based ones." Please discuss the steps you intend to take to update the company's business model to achieve revenue growth, improved operating margins and better stock price performance. If you do not yet have a specific plan, please state so.

We believe Edgewater's Board and Management Team are Overcompensated, page 12

7.   We refer to your statement that "[i]f a transaction between Ameri100 and Edgewater is consummated, the combined AMERI-Edgewater company would aim to implement a true pay-for-performance compensation system." Please explain how you plan to modify the compensation structure to implement a pay-for-performance compensation system.

We Believe the Board is Stale and Stockholders are Ready for Change, page 13

8.   Please explain your methodology for estimating insider votes and how you calculated the percentage of independent votes cast. Also discuss how broker non-votes were categorized.

Proposal 1 – The Bylaw Restoration Proposal, page 14

9.   Proposals 3 and 4 seek to amend the company's bylaws. However, Proposal 1 prohibits any change to the company's bylaws that differ from the bylaws filed with the Commission on September 28, 2007. Please discuss how Proposal 1 impacts Proposals 3 and 4.

Proposal 5 – The Election Proposal

Nominees, page 18

10.   You state that if any of the Nominees are not available for election, the Shareholder Group may designate such other nominee or nominees to be elected to the Board in accordance with the company's Bylaws. Please confirm that should you nominate substitute or additional nominees before the meeting, you will file an amended consent statement that (1) identifies the substitute or additional nominees, (2) discloses whether such nominees have consented to being named in the revised consent statement and to

serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

11.   Please revise to state that there is no assurance that any of the company's directors will serve with any of the participants' nominees, if elected.

<u>Solicitation of Consents, page 24</u>

12.   Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting consents must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589, or me at (202) 551-3457 if you have any questions regarding our comments.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services